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June 19, 2015

VIA EDGAR

Ms. Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 10, 2015

File No. 001-35898

Dear Ms. Parker:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated June 18, 2015, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Note 1 – Business

Financing Transaction, page FS-26

1.	We note from your response to our previous comment 2 that the CFMF Transaction agreements represent a cost method investment on December 11, 2014. Please provide us with your basis for your determination, including any accounting guidance considered and whether or not you considered if the PPR fell within the scope of ASC 860. To the extent you still believe the PPR should be recorded as a cost method investment, tell us why you believe the fair value was not below the carry cost as of December 31, 2014 given your intention to liquidate CFMF on May 8, 2015 (see ASC 325-20-35). Finally, please provide us with the accounting guidance you considered to determine when any gain or loss on the repurchase of the warrant should be recorded on December 11, 2014.

Securities and Exchange Commission

June 19, 2015

We wish to confirm to the Staff that Lindblad’s acquisition of the Profit Participation Loan (“PPL”) on December 11, 2014 was accounted for as a cost method investment.

Lindblad’s acquisition of the PPL on December 11, 2014 was the first of a series of transactions required to be consummated in order for Lindblad to purchase CFMF. CFMF held a warrant to purchase, for a nominal amount, 60% of the fully diluted common stock of Lindblad. As Lindblad has disclosed within its financial statements, its purpose for acquiring CFMF was to gain control of and cancel this warrant.

As discussed in our response to comment 2 in our previous letter to the SEC dated June 10, 2015, Lindblad needed to also acquire both the PPR and the common stock of the Finance Foundation in order to consummate its purchase of CFMF. Lindblad did not acquire the PPR and the common stock of the Finance Foundation until May 8, 2015. As such, the transaction to acquire the PPL was the first of three steps required in order to consummate the purchase of CFMF.

Lindblad’s determination to account for the investment in the PPL under the cost method was based upon an analysis of the accounting guidance, including analysis of potential accounting treatments that were appropriate and also accounting treatments that were not appropriate (what it was and what it was not).

▪	ASC 320 – Investments – Debt and Equity Securities - provides the accounting guidance for investments in debt and equity securities. Lindblad’s investment in the PPL was not a debt or equity security, so ASC 320 was determined to not apply.
▪	ASC 323-10 – Investments – Equity Method and Joint Ventures – Overall, in subsection 05-1 through 05-6, discusses overall the accounting for investments and parses the accounting guidance. ASC 323, beginning at subsection 15, discusses the conditions that would be required to account for an investment under the equity method. As specifically stated in subsection 05-4, an equity method is appropriate when the investment enables the investor to influence the operating and financial decisions of the investee. Lindblad’s investment in the PPL did not provide for this influence as control in CFMF was still maintained by the recommendation panel of CFMF which was comprised of members of DVB and Buss, as outlined in our response to comment 2 in our letter to the SEC dated June 10, 2015.Therefore, equity method accounting would not have been appropriate. ASC 323 -10-05-1 directs that ASC 325 – Investments – Other – would apply to other investments.

Upon analysis of ASC 320 and ASC 323, Lindblad determined that the accounting guidance within ASC 325-20 – Investments – Other – Cost Method Investments, was the most appropriate.

Securities and Exchange Commission

June 19, 2015

The Staff has asked us whether we considered if the PPR fell within the scope of ASC 860 – Transfers of Financial Assets. As the PPR was not acquired until May 8, 2015, we believe the Staff’s intent is to ask whether the PPL, which was acquired on December 11, 2014, fell within the scope of ASC 860.

Lindblad evaluated whether or not its purchase of the PPL fell within the scope of ASC 860 – Transfers of Financial Assets. ASC 860 applies to the accounting for the transfer of certain financial assets, including securitizations, factoring, transfers of receivables with recourse, securities lending transactions, repurchase agreements, loan participations and banker’s acceptances. ASC 860-10-40 outlines that the guidance under ASC 860 is to determine whether a transferor being presented has surrendered control over those financial assets. In the subject case, Lindblad is acquiring the assets, not selling or transferring the assets. As noted in our previous comment, as security for its obligation to pay the outstanding balance due to DVB, Lindblad granted DVB a security interest in the PPL to be held as collateral by DVB until such time as the remaining payment was made and the transaction completed. From December 11, 2014 (the date of the initial PPL purchase agreement) until May 8, 2015 (the date the collateral and security interest were released), Lindblad did not transfer or sell its interest in the PPL. As such, we respectfully advise the staff that Lindblad’s acquisition of the PPL and its interest in the PPL does not fit within the scope of ASC 860-30 (“Secured Borrowing and Collateral”) or any of the other transactions covered by ASC 860.

As previously noted, the three agreements to purchase the PPL, the PPR and the common stock of Finance Foundation were all for the stated purpose to purchase CFMF. Upon the consummation of the purchase of CFMF, Lindblad would gain control of the warrant to purchase its own stock and would thereafter be able to cancel or extinguish the warrant. The portion of the costs to acquire the PPL, the PPR and the common stock held by the Finance Foundation attributable to reacquiring the warrant is a capital transaction (to repurchase Lindblad’s own equity instrument). In accordance with ASC 325-20-35-1A, since the investment in the PPL was under the cost method, Lindblad would only use the “lower of cost or fair value” method “if a decline in fair value is considered to be an other-than-temporary impairment”. Lindblad evaluated its holding of the PPL at December 31, 2014 and determined that there were no observable indicators which would have caused the investment in the PPL to be impaired. Accordingly, no impairment was required to be recorded within the year ended December 31, 2014.

The Staff has asked us to evaluate whether or not any gain or loss should be recorded on the repurchase of the warrant on December 11, 2014. We respectfully advise the Staff that on December 11, 2014, no accounting recognition was required for the repurchase of the warrant as Lindblad did not reacquire the warrant until May 8, 2015. As such there would be no gain or loss recorded at December 11, 2014.

2.	Please explain why the pro forma adjustment (i.e., Note 10 on page 77) reflects a decrease to additional paid-in capital of $73M. Additionally, provide us with your calculation of the expected gain or loss on the extinguishment of debt under ASC 470-50 and repurchase of the warrant to reflect the closing of this transaction that occurred on May 8, 2015. Confirm how the gain or loss was reflected in your pro forma adjustment and guidance considered in determining its classification. Finally, please revise the disclosure in your footnotes to the financial statements to disclose the expected gain or loss to be recorded and the allocation of it between the debt and the warrant.

Securities and Exchange Commission

June 19, 2015

We wish to provide the Staff with the following reconciliation and explanation of how we determined the amounts in pro forma adjustment No. 10 within the Proxy Statement. In connection with providing the updated pro forma financial statements, we wish to advise the Staff that the charge to additional paid-in-capital for the reacquisition of the warrant changed to $84 million from $73 million. Further, in connection with the cancellation of the Junior Credit Facility, we are recording a gain on extinguishment of $7 million as opposed to previously recording a charge to retained earnings of $4 million. These changes were as a result of the Company and Lindblad reviewing the accounting treatment for the pro forma transactions as outlined below.

As discussed in our response to comment No. 1 above, the costs to purchase CFMF were attributable to (a) the reacquisition of the warrant to purchase Lindblad’s own common stock, which was charged to additional paid in capital as the reacquisition of Lindblad’s own equity security, and (b) for the cancellation of the Junior Credit Facility, with a face value of $20,000,000. Lindblad determined that based upon its terms, the Junior Credit Facility had a fair value at March 31, 2015 that approximated its face value of $20,000,000. Lindblad estimated that the fair value of the warrant as of March 31, 2015 was approximately $198,000,000. This value was prepared by Lindblad and remains a pro forma estimate until such time as a formal valuation is completed as part of our second quarter financial statement presentation and submissions. The estimate is based on (i) the $330,000,000 valuation ascribed to the equity of Lindblad, a private company, in the merger with Capitol, as negotiated on an arm’s length basis in a transaction between a willing buyer and a willing seller (as further described on page 5 of the Proxy Statement); and (ii) the fact that the warrant, which has an indefinite life, entitled CFMF to 60% of the equity of Lindblad. Given that the fair value of the warrant presented here is an estimate, it is possible that Lindblad will revise this estimate for purposes of recording the relative fair value of the warrant and the cancellation of the Junior Credit Facility within its second quarter financial statements. In the table below, we show the allocation of the purchase cost of CFMF on a relative fair value basis as prescribed by ASC 470-20-30-1.

	Fair Value	Relative Percentage	Relative Fair Value
Warrant	$198,000,000	90.8%	$84,459,540
Debt	$20,000,000	9.2%	$8,557,575
Total	$218,000,000	100.0%	$93,017,115

Securities and Exchange Commission

June 19, 2015

	To Purchase CFMF	Charge to Additional Paid in Capital for the Reacquisition of the Warrant	Cancellation of the Junior Credit Facility	Gain On Extinguishment of Junior Credit Facility
Acquisition of the PPL, recorded December 11, 2014 (initial payment of $25.0 Million on December 11, 2014 and payment of $22.733 Million on May 8, 2015)	$47,733,000

Acquisition of the PPR on May 8, 2015	49,457,300

Increase in investment in CFMF (a)	289,835

Less cash included in CFMF	(4,463,020)

Investment in CFMF	93,017,115

Attributable to the cancellation of the Junior Credit Facility	(8,557,575)		$15,875,492	$(7,317,917)

Attributable to the reacquisition of the warrant	$(84,459,540)	$84,459,540

(a)	As discussed in the previous response letter to the Staff, the Company disclosed that Lindblad had recorded an increase in the investment in CFMF (which was recorded before Lindblad determined that the cost method was most appropriate). Lindblad has determined that, uncorrected, this amount was immaterial to the financial statements.

We respectfully do not believe that any revisions are required in the footnotes to the financial statements set forth in the Proxy Statement in regard to the accounting for Lindblad’s investment in the PPL and the related agreements to purchase CFMF. Accordingly, we have not revised the footnote disclosure in response to this comment. We have however, conformed the pro forma balance sheet and in particular adjustment No. 10 to record the allocation of the costs to purchase CFMF to each of additional paid-in capital and debt extinguishment on a fair value basis.

Securities and Exchange Commission

June 19, 2015

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Mark Ein